CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December 16, 2008

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V. (Registrant)

Date: December 16, 2008	By /s/ Daniel Salazar Ferrer, CFO